RMS

SEC 18000951

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received
FEB 27 2018
WASH D.C.

SEC FILE NUMBER
8- 30177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KeyBanc Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Kovachick, Chief Financial Officer — (216) 389-3723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, 950 Main Avenue	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KeyBanc Capital Markets Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA A. NOWAK
Notary Public, State of Ohio
My Commission Expires Jan. 1, 2022

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2017

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-3723

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Consolidated Financial Statements and Supplemental Information

KeyBanc Capital Markets Inc.
Year Ended December 31, 2017
With Report of Independent
Registered Public Accounting Firm

KeyBanc Capital Markets Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KeyBanc Capital Markets Inc., (the Company) as of December 31, 2017, the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1996.
February 23, 2018

KeyBanc Capital Markets Inc.

Consolidated Statement of Financial Condition

December 31, 2017
(In Thousands)

Assets		
Cash	$	63,558
Receivable from clearing organization		299,426
Securities owned, at fair value		795,148
Derivative assets		1,678
Furniture, equipment, and leasehold improvements, at cost, net		2,201
Goodwill		117,158
Other intangible assets, net		27,767
Net deferred tax assets		34,004
Receivable from affiliates		3,286
Other receivables, net		21,401
Other assets		3,470
Total assets	$	1,369,097
Liabilities and shareholder's equity		
Liabilities:		
Securities sold, but not yet purchased, at fair value	$	631,306
Derivative liabilities		13,475
Payable to affiliates		2,683
Accrued compensation		126,321
Other liabilities		26,655
Total liabilities		800,440
Shareholder's equity:		
Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		587,767
Retained deficit		(19,111)
Total shareholder's equity		568,657
Total liabilities and shareholder's equity	$	1,369,097

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Operations

Year Ended December 31, 2017
(In Thousands)

Revenues	
Commissions	$ 72,807
Principal transactions	56,886
Underwriting and investment banking	218,840
Interest and dividends	25,324
Other revenues	3,144
Total revenues	377,001
Expenses	
Employee compensation and benefits	281,531
Interest	12,761
Floor brokerage and clearance	12,608
Communications	2,299
Occupancy and equipment	19,071
Promotion and development	20,286
Data processing	29,060
Processing fee paid to affiliate	4,556
Management fee paid to affiliate	9,163
Other operating expenses	14,811
Total expenses	406,146
Loss before income taxes	(29,145)
Income tax expense	5,803
Net loss	$ (34,948)

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Changes in Shareholder's Equity

Year Ended December 31, 2017
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Deficit)	Total
Balance at January 1, 2017	$ 1	$ 419,124	$ 23,897	$ 443,022
Contributions from Parent	–	168,643	–	168,643
Distribution to Parent	–	–	(8,060)	(8,060)
Net loss	–	–	(34,948)	(34,948)
Balance at December 31, 2017	$ 1	$ 587,767	$ (19,111)	$ 568,657

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2017
(In Thousands)

Operating activities	
Net loss	$ (34,948)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,861
Stock-based compensation expense allocated from Parent	28,421
Deferred income tax expense	15,025
Changes in operating assets and liabilities:	
Decrease in receivable from clearing organizations	95,213
Decrease in securities owned, at fair value	22,300
Decrease in derivatives, net	5,482
(Increase) in receivables from affiliates	(1,367)
(Increase) in other receivables	(2,663)
(Increase) in other assets	(320)
(Decrease) in securities sold, not yet purchased, at fair value	(168,539)
Increase in payable to affiliates	634
Increase in accrued compensation	24,750
(Decrease) in other liabilities	(2,670)
Other	472
Net cash used in operating activities	(12,349)
Investing activities	
Cash paid for the acquisition of Cain Brothers & Company LLC, net of cash acquired	(70,393)
Purchases of furniture, equipment, and leasehold improvements	(229)
Net cash used in investing activities	(70,622)
Financing activities	
Contribution from Parent	139,750
Borrowings on unsecured line of credit with Parent	2,826,000
Repayments on unsecured line of credit with Parent	(2,826,000)
Net cash provided by financing activities	139,750
Net increase in cash	56,779
Cash at beginning of fiscal year	6,779
Cash at end of fiscal year	$ 63,558
Additional disclosures relative to cash flow	
Taxes refunded from Parent	$ 8,014
Interest paid	12,884
Noncash investing activities	
Distibution of Cain goodwill and other investment to Parent	$ 8,060

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Notes to Consolidated Financial Statements

December 31, 2017
(Dollars In Thousands)

1. Organization

The accompanying consolidated financial statements include KeyBanc Capital Markets Inc. and its wholly owned subsidiary, Cain Brothers Real Estate LLC (together KBCM or the Company). The Company is a wholly owned subsidiary of KeyCorp (the Parent) and is an introducing broker and dealer clearing its customer transactions on a fully disclosed basis. The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking and principal and agency transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these consolidated financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events either have been recognized in

2. Significant Accounting Policies (continued)

these consolidated financial statements or disclosed in the notes to the consolidated financial statements.

Cash

Cash represents cash in banks. Cash balances may be held in excess of FDIC insurance limits.

Cash of $1,301 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Receivable From Clearing Organization

Receivable from clearing organization is recognized on a trade-date basis and represents amounts due from the Company's third-party clearing organization for security transactions and commissions associated with unsettled trades. Clearing organization deposits, which are in the form of cash, are also included in receivable from clearing organization in the consolidated statement of financial condition.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade-date basis and carried at fair value. Information pertaining to the Company's accounting policy for fair value measurements for these security portfolios is summarized in this note under the heading "Fair Value Measurements."

Realized and unrealized gains and losses are included in revenues from principal transactions in the consolidated statement of operations. Realized gains on sales of securities are generally determined based on the sale of positions held on a first-in-first-out basis.

Derivative Financial Instruments

In accordance with applicable accounting guidance, all derivatives are recognized as either assets or liabilities at fair value on the consolidated statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Changes in the fair value of derivatives are recognized immediately in earnings in Principal transactions revenue on the consolidated statement of operations. The net

2. Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

increase or decrease in derivatives is included in operating activities within the consolidated statement of cash flows. Refer to Note 6 (Derivative Financial Instruments) for further discussion of the Company's derivative instruments.

Fair Value Measurements

The Company follows applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measurement, and addresses disclosures about fair value measurements. Fair value-related guidance applies only when other guidance requires or permits assets or liabilities to be measured at fair value.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, the Company considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

When measuring the fair value of a liability, the Company assumes the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied, and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets or liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. However, if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet, assets and liabilities are considered to be fair valued on a nonrecurring basis. This generally occurs when the entity applies accounting guidance that requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment.

At a minimum, the Company conducts its valuations monthly. Additional information regarding fair value measurements and disclosures is provided in Note 7 (Fair Value Measurements).

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years. Accumulated depreciation and amortization on furniture, equipment, and leasehold improvements totaled $8,662 at December 31, 2017.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. Under this accounting method, the acquired company's assets and liabilities are recorded at fair value at the date of acquisition, except as provided for by applicable accounting guidance, and the results of operations of the acquired company are combined with the Company's results from that date forward. Acquisition costs are expensed when incurred. The difference between the purchase price and the fair value of the net assets acquired (including identifiable intangible assets) is recorded as goodwill. The Company's accounting policy for goodwill and intangible assets is summarized in this note under the heading "Goodwill and Other Intangible Assets." Refer to Note 3 (Business Combinations) for further discussion on the Company's business combination activities.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Other intangible assets consist of the net present value of future economic benefits to be derived from the purchase of customer relationships, customer backlog, trademarks, internal use software and non-compete arrangements. Other intangible assets have finite lives and are amortized on either an accelerated or straight-line basis over a weighted-average life of six years. Goodwill is deemed to have an indefinite life and is not amortized.

Applicable accounting guidance requires goodwill and other intangible assets to be subjected to impairment testing at least annually, or when events or circumstances change that would more-likely-than-not reduce the fair value of goodwill below its carrying value. The Company performs quantitative goodwill impairment testing as of October 1st of each year. The Company continues to monitor the impairment indicators for goodwill and other intangible assets, and to evaluate the carrying amount of these assets quarterly.

The first step in goodwill impairment testing is to determine the fair value of each reporting unit. This amount is estimated using comparable external market data (market approach) and discounted cash flow modeling that incorporates an appropriate risk premium and earnings forecast information (income approach). The Company has only one reporting unit and thus, if the carrying amount of the Company's total stockholder's equity exceeds its fair value, goodwill impairment may be indicated. In such a case, a second step of goodwill impairment testing would be performed whereby an estimated hypothetical purchase price for the Company would be determined (representing the Company's fair value). This hypothetical purchase price would then be compared to the fair value of the Company's net assets (excluding goodwill). Any excess of the estimated purchase price over the fair value of the Company's net assets represents the implied fair value of goodwill. If the carrying amount of the Company's goodwill exceeds the implied fair value of goodwill, the impairment loss represented by this difference is charged to earnings.

Refer to Note 8 (Goodwill and Other Intangible Assets) for additional information on the Company's goodwill and other intangible assets.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements at the statutory tax rate.

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2017. Refer to Note 9 (Income Taxes) for further discussion of the Company's income taxes.

Investment Banking Receivables

Investment banking receivables are recognized in other receivables in the consolidated statement of financial condition when revenue is earned. Investment banking receivables are individually assessed for impairment when current events and circumstances indicate probable inherent losses may exist in the receivable portfolio. Indicators of impairment may include but are not limited to receivable delinquencies, contractual disputes over earned investment banking fees, litigation, and the overall creditworthiness of investment banking clients. When the Company has determined that an investment banking receivable is impaired and the amount of impairment can be reasonably estimated, the Company recognizes an impairment allowance equal to the estimated uncollectible amount. Impairment allowances are recorded in the consolidated

2. Significant Accounting Policies (continued)

Investment Banking Receivables (continued)

statement of financial condition as a reduction in the investment banking receivable and in the consolidated statement of operations as a reduction in underwriting and investment banking revenue.

The Company's impairment estimate is based upon many factors including historical collection experience and analysis of the specific facts and information regarding the collectability of the impaired receivable. The impairment estimation process involves judgment regarding collectability based upon information available at the consolidated statement of financial condition date, and the uncertainties inherent in those underlying assumptions. While the Company has based its estimates on the best information available, future adjustments to the impairment allowance may be necessary as a result of changes in the specific facts associated with the impaired receivable or variances between actual and estimated results.

At December 31, 2017, the Company had no recognized impairment allowance associated with its investment banking receivables.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on a trade-date basis and vary based on individual commission rates and production volume. Bonuses payable in cash include both discretionary and non-discretionary amounts, which are accrued as pre-determined benchmarks are met or based on estimated payouts.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade-date basis.

Investment banking revenues include gains, losses, and fees for the underwriting and distribution of debt and equity securities and fees for advisory services. These revenues (other than underwriting revenue) are recorded as income when earned as the related services are performed. Underwriting revenue is recorded upon completion of the underwriting, which is when the earnings process is complete and the revenue is estimable and collection is probable.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method.

Stock-Based Compensation

Stock-based payments are awarded by the Parent to certain employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

Stock-based compensation is measured using the fair value method of accounting on the grant date. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest. Compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the consolidated statement of operations.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter following the performance period) for awards granted in 2012 and after.

Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than ten years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 13 (Stock-Based Compensation).

(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Adopted in 2017

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matters
Accounting Standards Update (ASU) 2016-09, *Improvements to Employee Share-Based Payment Accounting*	January 1, 2017	The ASU requires entities to recognize the income tax effects of share-based awards in the income statement when the awards vest or are settled (i.e. the additional paid-in capital pools will be eliminated). The guidance on employers' accounting for an employee's use of shares to satisfy the employer's statutory income tax withholding obligation and for forfeitures is changing. The standard also provides an entity the option to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur.	During the year ended December 31, 2017, the application of this guidance resulted in recognition of $4,149 in excess tax benefits within income tax expense on the consolidated statement of income. The adoption of this ASU did not materially affect the Company's financial condition or Consolidated Statement of Cash Flows. The Company elected to retain its existing accounting policy of estimating award forfeitures upon the award's grant date.

Accounting Guidance Pending Adoption at December 31, 2017

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* ASU 2015-14, *Deferral of Effective Date* ASU 2016-08, *Principal versus Agent Considerations* ASU 2016-10, *Identifying Performance Obligations and Licensing*	January 1, 2018 Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2016	These ASUs supersede the revenue recognition guidance in ASC 605, Revenue Recognition, and most industry-specific guidance. The core principle of these ASUs is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled	The Company identified the revenue line items within the scope of the new guidance and finalized its contract testing during 2017. As a result, the Company determined the adoption of the new standard will result in income statement presentation changes for underwriting and investment banking costs and when underwriting and investment banking revenues are recognized. The recognition and presentation of

(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2017 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2016-11, *Rescission of SEC Guidance because of Accounting Standard Updates 2014-09 and 2014-16 pursuant to Staff Announcements at the March 3, 2016 EITF Meeting* ASU 2016-12, *Narrow-scope Improvements and Practical Expedients* ASU 2016-20, *Technical Corrections and Improvements*		in exchange for those goods or services. These ASUs can be implemented using a retrospective method, or a cumulative-effect approach to new contracts and existing contracts with performance obligations as of the effective date.	underwriting and investment banking transaction costs will change from a net presentation model (in underwriting and investment banking revenue) to a gross presentation model in the consolidated statement of income. The new standard also requires the Company to recognize underwriting and investment banking fees less an estimate for transaction-related expenses at trade date. Prior to the adoption of this ASU, the Company recognized underwriting and investment banking revenue when the earning process was complete based upon the estimated amount of net revenue that was deemed collectable. Upon adoption of the new standard on January 1, 2018, the Company recognized a transition adjustment to the opening balance of retained earnings of $1,773, net of tax expense.

(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2017 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2016-02, *Leases (Topic 842)*	January 1, 2019 Early adoption is permitted	The ASU creates ASC Topic 842, *Leases*, and supersedes Topic 840, *Leases*. The ASU requires that a lessee recognize assets and liabilities for leases with lease terms of more than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, the ASU will require both types of leases to be recognized on the balance sheet. It also requires disclosures to better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. Upon transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.	The Company is currently evaluating the impacts of this ASU. Implementation efforts primarily consist of reviewing the Company's lease portfolios, related lease accounting policies, and service contracts for embedded leases. The adoption of this ASU will result in the on balance sheet recognition of right-of-use assets and associated lease liabilities, arising from operating leases in which the Company is the lessee. The amount of the right-of-use assets and associated lease liabilities recognized will be based primarily on the present value of unpaid future minimum lease payments, the amount of which will depend on the population of leases in effect at the date of adoption. The Company's minimum future rental payments under noncancelable operating leases would be measured and recognized when the new guidance is adopted (refer to Note 14 Commitments and Contingencies). While these leases represent a large majority of the leases that are within scope of the new leasing standard, the Company will continue to review service contracts up through the effective date and may identify additional leases embedded in those arrangements that will be within the scope of the new standard. In addition to final determination of the lease portfolio at the effective date, the initial measurement of the right-of-use asset and the corresponding liability will be affected by certain key assumptions such as expectations of renewals or extensions and the interest rate to be used to discount the future lease obligations. The adoption of this ASU is not expected to have a material impact on the Company's financial condition, results of operations, or net capital.

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2017 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2017-04, *Simplifying the Test for Goodwill Impairment*	January 1, 2020 Early adoption is permitted	The ASU amends ASC Topic 350, *Intangibles - Goodwill and Other and* eliminates the second step of the test for goodwill impairment. Under the new guidance, entities will compare the fair value of a reporting unit with its carrying amount. If the carrying amount exceeds the reporting unit's fair value, the entity is required to recognize an impairment charge for this amount. The new method applies to all reporting units and the performance of a qualitative assessment is still allowable. The guidance should be implemented using a prospective approach.	The adoption of this accounting guidance is not expected to have a material effect on the Company's financial condition or results of operations.

(Dollars In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Pending Adoption at December 31, 2017 (continued)

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2017-09, *Scope of Modification Accounting*	January 1, 2018 Early adoption is permitted, including interim periods.	The ASU amends ASC Topic 718, *Compensation - Stock Compensation*, and clarifies when changes to terms and conditions for share-based payment awards should be accounted for as modifications. Under the new guidance, entities should apply the modification guidance unless the fair value of the modified award is the same as the fair value of the original award immediately before modification, the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before modification, and the classification of the modified award (as equity or liability instrument) is the same as the classification of the original award immediately before modification. The guidance should be applied on a prospective basis.	The adoption of this guidance will not have a material effect on the Company's financial condition or results of operations.
ASU 2017-01, *Clarifying the Definition of a Business*	January 1, 2018 Early application is allowed for certain transactions.	The ASU amends Topic 805, *Business Combinations,* and clarifies the definition of a business and removes the requirement for a market participant to consider whether it could replace missing elements in an integrated set of assets and activities. The guidance states that if substantially all of the fair value of the assets acquired or disposed of is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance should be implemented using a prospective approach.	The adoption of this accounting guidance will not have a material effect on the Company's financial condition or results of operations.

(Dollars In Thousands)

3. Business Combinations

On October 2, 2017, the Company acquired Cain Brothers & Company LLC (Cain) and its consolidated subsidiary Cain Brothers Real Estate LLC for $95,857 in cash. In connection with this transaction, the Parent contributed capital in the form of cash to the Company totaling $89,750. The acquisition of Cain, a healthcare-focused investment banking and public finance firm based in New York, expands the Company's existing investment banking healthcare vertical through the addition of Cain's distinctive capabilities and broad network in the healthcare sector. This acquisition was accounted for as a business combination. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair value as of the acquisition date. These fair value estimates are subject to change for up to one year after the acquisition date as additional information becomes available. The Company recognized tax deductible goodwill and intangible assets in connection with this transaction. Refer to Note 8 (Goodwill and Intangible Assets) for additional information on these intangible assets. Direct acquisition costs related to the Cain acquisition, which primarily comprised of professional and legal fees, were expensed as incurred and totaled $1,492 in 2017.

The following table provides the purchase price calculation as of the acquisition date and the identifiable assets purchased and the liabilities assumed at their estimated fair value.

Consideration paid		$95,857
Statement of net assets acquired at fair value:		
Assets		
Cash	$25,464	
Receivable from clearing organizations	3,294	
Furniture, equipment, and leasehold improvements, net	1,357	
Other intangible assets	29,700	
Other receivables	1,624	
Other assets	624	
Total assets	62,063	
Liabilities		
Accrued compensation	18,011	
Other liabilities	1,139	
Total liabilities	19,150	
Net identifiable assets acquired		42,913
Total goodwill		52,944
Parent goodwill[(a)]		(7,942)
KBCM goodwill		$45,002

[(a)]Represents amount distributed to Parent for Cain goodwill attributed to Parent and its subsidiaries.

(Dollars In Thousands)

4. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2017, consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
Securities:		
U.S. and Canadian government obligations	$ 316,947	$ 498,644
Corporate obligations	440,785	60,423
State and municipal government obligations	37,120	–
Stocks and warrants	289	69,808
Other securities	7	2,431
	$ 795,148	$ 631,306

5. Financial Instruments with Off-Balance Sheet and Credit Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or clearing firm is unable to fulfill its contractual obligations. A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance can be adversely affected by volatile trading markets. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit risk through consideration of various factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of the positions, and by entering into legally enforceable master netting arrangements. Where considered necessary, the Company requires a deposit of additional collateral or a reduction of securities positions.

All securities owned are pledged to the third-party clearing organization on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security in the market at contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the transaction may exceed the amount recognized in the consolidated statement of financial condition.

6. Derivative Financial Instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

Derivative assets and liabilities are recorded at fair value on the consolidated statement of financial condition, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with a single party on a net basis, and to offset net derivative positions with related collateral, where applicable. As a result, the Company could have derivative contracts with negative fair values included in derivative assets on the consolidated statement of financial condition and contracts with positive fair values included in derivative liabilities.

The Company's derivative financial instruments consist of over the counter (OTC) interest rate and credit default swaps and forward purchase and sale contracts. Interest rate and credit default contracts are entered into for the purpose of economically hedging the fair value of certain corporate bond and agency collateralized mortgage obligation inventory positions. The counterparty to these swap contracts is the Company's affiliate KeyBank N.A. (KeyBank). The Company has entered into a master netting agreement with KeyBank for these contracts.

Forward purchase and sale contracts consist of contractual commitments associated with "to be announced" (TBA) securities and when issued securities. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and, to a lesser extent, to economically hedge the fair value of certain of its mortgage-related inventory positions. These forward contracts are generally short-term in nature and have maturity or settlement dates of 90 days or less. TBAs are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts.

(Dollars In Thousands)

6. Derivative Financial Instruments (continued)

The Company enters into when-issued security transactions to facilitate the purchase and sale of new issue asset-backed securities (ABS) on behalf of KeyBank. Similar to TBAs, these forward contracts are generally short-term in nature and are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts. At December 31, 2017, these instruments have maturity or settlement dates of 60 days or less. Refer to Note 11 (Related-Party Transactions) for further discussion on these transactions.

The Company has entered into a when-issued security transaction in connection with an "at-the-market" (ATM) equity offering program. Under the ATM program, the Company has a contractual commitment with a client to purchase new issue equity securities at a fixed settlement amount. The settlement date for this ATM program is typically extended beyond the industry standard settlement date for similar equity instruments. At December 31, 2017, the maturity or settlement date for this forward contract was 12 months.

The following table presents the notional amount and derivative fair value of the Company's derivative instruments outstanding at December 31, 2017.

		Fair Value	
	Notional Amount	**Derivative Assets**	**Derivative Liabilities**
Interest rate swaps	$79,000	$ 30	$ –
Credit default swaps	15,000	–	1,266
Total gross fair value		30	1,266
Netting adjustments[(a)]			
Fair value offset amount		(30)	(30)
Cash collateral[(b)]		–	(1,100)
Net derivatives in the balance sheet		–	136
Forward purchase contracts	$790,801	$ 595	$13,009
Forward sale contracts	676,951	1,083	330
Net derivative amounts		$1,678	$13,475

[(a)] Netting adjustments represent the amounts recorded to convert the Company's derivative assets and liabilities from a gross basis to a net basis in accordance with applicable accounting guidance.
[(b)]Represents pledged cash collateral on deposit with KeyBank.

6. Derivative Financial Instruments (continued)

Derivative net realized gains and losses are recognized in Principal transactions revenue in the consolidated statement of operations. The following table presents the pre-tax net losses for the Company's derivative instruments for the year ended December 31, 2017.

	Net Losses
Interest rate swaps	$ (842)
Credit default swaps	(1,107)
Forward purchase and sale contracts	(5,870)
Total	$(7,819)

7. Fair Value Measurements

Fair Value Determination

Fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters, when available, such as interest rate yield curves, option volatilities and credit spreads, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's or the Company's credit quality. Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when the Company is unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

7. Fair Value Measurements (continued)

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

The Company ensures that its fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period. On a quarterly basis, management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refines valuation methodologies as more market-based data becomes available. The Company has prepared formal documentation of the fair value methodologies. This documentation details the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level, market participants, accounting methods, valuation methodology, and valuation inputs.

Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 (Significant Accounting Policies) under the heading "Fair Value Measurements."

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.

7. Fair Value Measurements (continued)

Qualitative Disclosures of Valuation Techniques (continued)

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. and Canadian governments, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, bankers acceptances, certificates of deposit, and commercial paper. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers.

Derivatives: The Company's derivative instruments consist of interest rate swaps, credit default swaps, and forward contracts to purchase and sell TBA and when-issued securities. These instruments are classified as Level 2 as quoted prices for identical instruments are not available and fair value is determined using pricing models that use observable inputs (either by a third-party pricing service or internally) or quoted prices of similar instruments.

Inputs to interest rate and credit default swap third-party pricing models primarily consist of interest rate curves, yield curves, LIBOR and Overnight Index Swap (OIS) discount rates and curves, index pricing curves, and volatility surfaces (a three-dimensional graph of implied volatility against strike price and maturity). Inputs to TBA and when-issued security third-party pricing models primarily consist of actual market trade data (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers, and interest rate swap curves. Valuation inputs for the ATM when-issued security include the contract price of the to-be-issued equity securities, the number of contractual shares to be purchased, and the quoted market price of similarly publicly trades shares of the issuer in the market.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2017.

(Dollars In Thousands)

7. Fair Value Measurements (continued)

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis[a]:				
Securities owned:				
U.S. and Canadian government obligations	$ –	$316,947	$ –	$316,947
Corporate obligations	–	440,785	–	440,785
State and municipal government obligations	–	37,120	–	37,120
Stocks and warrants	289	–	–	289
Other securities	7	–	–	7
Total securities owned	296	794,852	–	795,148
Derivative assets:				
Interest rate swaps	–	30	–	30
Forward purchase contracts	–	595	–	595
Forward sale contracts	–	1,083	–	1,083
Derivative assets	–	1,708	–	1,708
Netting adjustments[b]	–	(30)	–	(30)
Total derivative assets	–	1,678	–	1,678
Total assets on a recurring basis at fair value	$296	$796,530	$ –	$796,826
Liabilities measured on a recurring basis[a]:				
Securities sold, but not yet purchased:				
U.S. and Canadian government obligations	$ –	$ 498,644	$ –	$498,644
Corporate obligations	–	60,423	–	60,423
Stocks and warrants	69,808	–	–	69,808
Other securities	2,431	–		2,431
Total securities sold, but not yet purchased	72,239	559,067	–	631,306
Derivative liabilities:				
Credit default swaps	–	1,266	–	1,266
Forward purchase contracts	–	13,009	–	13,009
Forward sale contracts	–	330	–	330
Derivative liabilities	–	14,605	–	14,605
Netting adjustments[b]	–	(1,130)	–	(1,130)
Total derivative liabilities	–	13,475	–	13,475
Total liabilities on a recurring basis at fair value	$ 72,239	$572,542	$ –	$644,781

[a]During 2017, there were no transfers of assets and liabilities between Level 1, Level 2 or Level 3.

[b] Netting adjustments represent the amounts recorded to convert the Company's derivative assets and liabilities from a gross basis to a net basis in accordance with applicable accounting guidance. The net basis takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts with a single counterparty on a net basis and to offset the net derivative position with the related cash collateral. Total derivative assets and liabilities include these netting adjustments.

(Dollars In Thousands)

8. Goodwill and Other Intangible Assets

Goodwill and identifiable intangible assets were recognized in connection with the Company's April 2015 merger with Pacific Crest Securities (PCS) and its October 2017 acquisition of Cain. Of the total goodwill and intangible assets capitalized, only the balances associated with the Cain acquisition are deductible for tax purposes. Refer to Note 2 (Significant Accounting Policies) for additional information pertaining to the Company's accounting policies on goodwill and other intangible assets.

Changes in the carrying amount of the Company's goodwill follow:

Balance at December 31, 2016	$ 72,156
Acquisition of Cain	45,002
Balance at December 31, 2017	$117,158

In connection with the Cain acquisition, the Company recognized $29,700 in identifiable intangible assets which comprised of $22,000 for customer relationships, $7,000 for customer backlog, and $700 for trademarks. The acquired customer relationship intangible asset is being amortized on an accelerated basis over an estimated useful life of eight years. The acquired customer backlog intangible asset is being amortized on an accelerated basis over an estimated useful life of 15 months. The trademark intangible asset is being amortized on a straight line basis over an estimated useful life of three years. The following table shows the gross carrying amount and the accumulated amortization of the Company's other intangible assets at December 31, 2017.

	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$26,456	$(2,403)
Customer backlog	7,000	(4,128)
Trademarks	1,114	(472)
Internal software	2,482	(2,482)
Non-compete agreements	2,306	(2,106)
Total	$39,358	$(11,591)

Intangible asset amortization expense totaled $4,930 during 2017. Estimated amortization expense for the next five years is as follows: 2018 – $8,661; 2019 – $4,908; 2020 – $4,170; 2021 – $3,314; and 2022 – $2,634.

(Dollars In Thousands)

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income tax expenses (benefits) included in the consolidated statement of operations are summarized below:

Current benefit:	
Federal	$(8,421)
State	(801)
Total current benefit	(9,222)
Deferred expense (benefit):	
Federal	15,443
State	(418)
Total deferred expense	15,025
Total income tax expense, net	$ 5,803

The difference between income tax benefit and the amount computed by applying the statutory federal tax rate of 35% to loss before income taxes was as follows:

	Amount	Rate
Loss before income taxes at 35% U.S. statutory federal tax rate	$(10,201)	(35.0)%
State income tax, net of federal tax benefit	(793)	(2.7)
Tax-exempt interest income	(231)	(.8)
Disallowed meals and entertainment	873	3.0
Executive compensation	544	1.9
Stock-based compensation	(4,092)	(14.0)
Tax Cuts and Jobs Act	19,455	66.8
Other	248	.7
Total income tax expense	$5,803	19.9%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(Dollars In Thousands)

9. Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 were as follows:

Deferred tax assets:	
Employee compensation accruals	$32,645
Furniture and equipment	332
Accrued expenses	1,837
Capitalized intangible assets	351
Other	51
Total deferred tax assets	35,216
Deferred tax liabilities:	
Goodwill	183
Prepaid expenses	269
State taxes	758
Other	2
Total deferred tax liabilities	1,212
Total net deferred tax assets	$34,004

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes the Parent's taxable income in prior periods, projected future taxable income, potential tax-planning strategies and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

On December 22, 2017, the Tax Cuts and Jobs Act ("TCJ Act") was signed into law. This comprehensive tax legislation provides for significant changes to the U.S. Internal Revenue Code of 1996, as amended, that impact corporate taxation requirements, such as the reduction in the federal corporate income tax rate from 35% to 21% effective January 1, 2018. Other relevant corporate changes include limiting several deductions such as certain executive compensation and meals and entertainment expense.

(Dollars In Thousands)

9. Income Taxes (continued)

The Company was required to re-value certain tax-related accounts under the provisions of the TCJ Act at December 31, 2017. Under applicable accounting guidance, deferred tax assets and liabilities are to be adjusted for the effect of a change in tax laws or rates with the effect included in the consolidated statement of income in the reporting period that includes the enactment date. These tax-related accounts consist primarily of deferred tax assets and liabilities. Due to the close proximity of the Company's year end to the date the TCJ Act was signed into law, the Company estimated the impact of the income tax effects as of December 31, 2017 based upon currently available information which resulted in a reduction to net deferred tax assets and consolidated net income of $19,455. This reduction resulted from the lower federal corporate tax rate and was based on information available at the time, and is subject to change due to a variety of factors, including among others: (i) completion of the Company's 2017 federal and state income tax returns, and (ii) management's further assessment of the TCJ Act and related regulatory guidance. Adjustments may be made in future periods to these estimates as the Company continues to obtain, prepare and analyze information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects reported as provisional amounts. The Company expects to finalize this impact in the quarter ending September 30, 2018.

Total federal and state income taxes refunded from the Parent during 2017 were $8,014. At December 31, 2017, the Company had a $18,177 intercompany payable to the Parent for federal and state income taxes, which is included in other liabilities on the consolidated statement of financial condition.

10. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent under renewable lines of credit. At December 31, 2017, the Company had ongoing committed credit arrangements of $1,750,000 with the Parent. The Company pays no commitment fees for access to the committed facility with the Parent, and the interest on these lines of credit is based on prevailing short-term rates. There were no outstanding borrowings with Parent at December 31, 2017.

11. Related-Party Transactions

The Company enters into transactions with the Parent and its affiliates.

(Dollars In Thousands)

11. Related-Party Transactions (continued)

The Parent and its banking subsidiary KeyBank provide certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2017 were:

Communications	$ 1,651
Occupancy and equipment	14,516
Processing fee	4,556
Management fee	9,163
	$ 29,886

At December 31, 2017, a net receivable of $822 was due from the Parent and its affiliated companies for the aforementioned support services.

During 2017, the Company held certain debt securities issued by the Parent and its subsidiaries. At December 31, 2017, $44,771 and $12,152 of these debt securities were recognized in the Company's securities owned and securities sold, but not yet purchased portfolios, respectively. Interest income and interest expense recognized in earnings on these holdings were $436 and $345, respectively, during 2017.

The Company sells certain high-yield and distressed loans on behalf of KeyBank. In connection with these transactions, the Company earns commissions from KeyBank when such loans are sold in the secondary market. The amount of commissions earned in 2017 totaled $2,726 and at December 31, 2017, the Company recognized a receivable from KeyBank of $198 associated with these transactions.

During 2017, KeyBank consummated capital raise transactions and engaged the Company to act as lead bookrunner in these transactions. Investment banking revenue recognized by the Company in connection with these capital raise transactions totaled $1,287.

The Company enters into when issued security transactions with KeyBank to facilitate the purchase and sale of new issue asset backed securities (ABS) collateralized by KeyBank commercial mortgage loans. These when issued security transactions with KeyBank represent a contractual commitment to purchase the to-be-issued ABS security and are accounted for as derivative instruments. The notional derivative asset and liability, fair value derivative asset, and fair value derivative liability amounts associated with these instruments were $497,555, $408,

(Dollars In Thousands)

11. Related-Party Transactions (continued)

and $745, respectively, at December 31, 2017. Refer to Note 6 (Derivative Financial Instruments) for further information on these derivative instruments. In certain instances, the Company will charge KeyBank an execution fee for selling the ABS in the secondary markets. During 2017, execution fees paid by KeyBank for these transactions totaled $250.

The Parent engages the Company to facilitate the purchase of KeyCorp common shares in the secondary market in connection with its share repurchase program. The Company earns commissions from Parent for these common share repurchases. During 2017, commissions revenue paid to the Company by Parent totaled $723.

The Company enters into interest rate and credit default swap transactions with KeyBank to economically hedge the fair value of certain long trading inventory positions. At December 31, 2017, the Company recognized a payable to KeyBank totaling $417 for payment of a terminated credit default swap derivative instrument. Refer to Note 6 (Derivative Financial Instruments) for further information on these derivative instruments.

12. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the distribution of a discretionary annual profit-sharing contribution, which was 2.0% of eligible compensation for employees eligible on the last business day of the 2017 plan year. For the year ended December 31, 2017, the Company's contribution expense was $10,059, included in Employee compensation and benefits expense on the consolidated statement of operations.

Effective December 31, 2009, the Parent amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2017, the Company's allocated benefit was $253, included in employee compensation and benefits expense on the consolidated statement of operations.

(Dollars In Thousands)

13. Stock-Based Compensation

The Company's employees participate in long-term incentive compensation plans administered by the Parent. These long-term incentive award plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other awards which may be denominated or payable in or valued by reference to the Parent's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company.

Total compensation expense recognized by the Company for the long-term compensation plans was $28,421 for 2017. The total income tax benefit recognized in the consolidated statement of operations for these plans was $10,572 for 2017.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The fair value of stock options granted is performed using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

The Black-Scholes model requires several assumptions, which were developed and updated by the Parent based on historical trends and current market observations. The determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2017 are shown in the following table.

Average option life	6.0 years
Future dividend yield	1.79%
Historical share price volatility	.287
Weighted-average risk-free interest rate	2.07%

(Dollars In Thousands)

13. Stock-Based Compensation (continued)

Stock Options (continued)

The total compensation cost and related income tax benefit for stock options was $796 and $296, respectively, during 2017. The weighted-average grant-date fair value of options was $4.60 for options granted during 2017. During 2017, stock option exercises numbered 168,125 and the aggregate intrinsic value of exercised options was $1,463. As of December 31, 2017, unrecognized compensation cost related to nonvested options under the plans totaled $739. The Company expects to recognize this cost over a weighted-average period of 2.6 years. During 2017, cash received by Parent from options exercised was $1,390 and the actual tax benefit realized for the tax deductions from options exercised totaled $413.

Long-Term Incentive Compensation Program

The Parent's Long-Term Incentive Compensation Program (the "Program") rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels; and
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels.

Performance units vested in 2017 numbered 66,444 and were paid in cash. The total fair value of the performance units that vested in 2017 was $1,260.

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of the Parent's common shares on the grant date.

(Dollars In Thousands)

13. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

Unlike time-lapsed and performance-based restricted stock or units, dividends are not paid during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The total compensation cost and related income tax benefit recognized for the Program totaled $19,669 and $7,316, respectively, in 2017. The weighted-average grant-date fair value of awards granted under the Program was $19.25 during 2017. As of December 31, 2017, unrecognized compensation cost related to nonvested shares under the Program totaled $20,720. The Company expects to recognize this cost over a weighted-average period of 2.51 years. The total fair value of shares vested was $13,016 in 2017.

Deferred Compensation and Other Restricted Stock Awards

KeyCorp's deferred compensation arrangements include voluntary and mandatory deferral programs for common shares awarded to certain employees and directors of the Company. Mandatory deferred incentive awards vest at the rate of 25% per year beginning one year after the deferral date for awards granted in 2012 and after. Deferrals under the voluntary programs are immediately vested.

Total compensation cost and related income tax benefit recognized for these deferred compensation arrangements totaled $7,956 and $2,960, respectively, in 2017. The weighted-average grant-date fair value of awards granted was $18.63 during 2017. As of December 31, 2017, unrecognized compensation cost related to nonvested restricted stock or units expected to vest under these special awards totaled $28,647. The Company expects to recognize this cost over a weighted-average period of 4.13 years. The total fair value of restricted stock or units vested was $9,057 in 2017.

Information pertaining to the Company's method of accounting for stock-based compensation is included in Note 2 (Significant Accounting Policies) under the heading "Stock-Based Compensation."

(Dollars In Thousands)

14. Commitments and Contingencies

Underwriting and When Issued Commitments

In the normal course of business, the Company routinely enters into firm underwriting commitments. Underwriting commitments outstanding totaled $33,000 at December 31, 2017.

Derivatives

The Company enters into commitments with counterparties to purchase and sell TBA and when issued securities. Refer to Note 6 (Derivative Financial Instruments) for further details on these instruments and related commitments.

Obligations Under Noncancelable Leases

The Company has noncancelable operating leases primarily consisting of leased office space that expire at various dates over the next five years. Aggregate commitments under these operating leases in effect as of December 31, 2017, with initial or remaining noncancelable lease terms in excess of one year were approximately $8,281, payable as follows: 2018 – $3,137; 2019 – $2,896; 2020 – $2,067; and 2021 – $181. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense associated with the Company's operating lease obligations totaled $2,360 for the year ended December 31, 2017. The Company has a sublease arrangement associated with one of its leased properties. Sublease rental income associated with this arrangement totaled $283 for the year ended December 31, 2017. At December 31, 2017, the total amount of future sublease rental payments to be received was $406.

Litigation and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated statement of financial condition, the consolidated statement of operations, and the consolidated statement of cash flows of the Company.

15. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2017, the Company's net capital under the Rule was $220,533, which was $219,533 in excess of the minimum required net capital. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

During 2017, the Company received capital contributions from Parent totaling $139,750. These contributions were made to support the growth in the business and to facilitate the acquisition of Cain.

Supplemental Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2017
(In Thousands)

Net capital		
Total shareholder's equity from statement of financial condition		$ 568,657
Deductions and/or charges:		
Nonallowable assets:		
Securities owned not readily marketable	81,156	
TBAs and when issued securities	487	
Investment in and receivables from affiliate	4,079	
Furniture, equipment and leasehold improvements, net	2,201	
Net deferred tax assets	34,016	
Goodwill	117,158	
Other intangible assets, net	27,767	
Other receivables	17,160	
Other assets	3,470	
		287,494
Additional charges for customers' and noncustomers' security accounts	279	
Commodity futures contracts and spot commodities - proprietary capital charges	1,500	
Other deductions and/or charges	3,326	
		5,105
Net capital before haircuts on security positions		276,058
Haircuts on security positions:		
Contractual security commitments	9,861	
Trading and investment securities:		
U.S. and Canadian government obligations	9,008	
State and municipal government obligations	2,236	
Corporate obligations	13,023	
Stocks and warrants	10,836	
Undue concentration	3,141	
Other	7,420	
		55,525
Net capital		$ 220,533

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2017
(In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2017		–
Minimum net capital requirement		1,000
Excess net capital	$	219,533
Net capital in excess of the greater of:		
5% of combined debit items or 120% of minimum net capital requirement	$	219,332

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2017, unaudited amended Form X-17 a-5, Part II on February 23, 2018 and reconciliation submitted on February 23, 2018.

KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3*

December 31, 2017
(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	41
Other		159
Total credits		200
Debit items		
Total debits	$	–
Excess of total credits over total debits	$	200
Amount on deposit in Reserve Bank Account	$	1,301

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in Schedule II and the excess of total debits over total credits reported in the Company's December 31, 2017, unaudited amended Form X-17a-5, Part II on February 23, 2018 and reconciliation submitted on February 23, 2018.

* The Company made a claim of exemption under SEA Rule 15c3-3 (k)(2)(ii). This Supplemental Schedule is being presented as the Company filed the Determination of Customer Account Reserve Requirements for Broker Dealers Under Rule 15c3-3 Schedule in its December 31, 2017 FOCUS Report with FINRA.

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession
or Control Requirements under Rule 15c3-3*

December 31, 2017
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2017 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2017, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

There were no material differences in the aggregate amount or individual amounts relating to the possession or control requirements under Rule 15c3-3 reported in Schedule III and in the Company's December 31, 2017, unaudited amended Form X-17a-5, Part II on February 23, 2018 and reconciliation submitted on February 23, 2018.

* The Company made a claim of exemption under SEA Rule 15c3-3 (k)(2)(ii). This Supplemental Schedule is being presented as the Company filed the Determination of Customer Account Reserve Requirements for Broker Dealers Under Rule 15c3-3 Schedule in its December 31, 2017 FOCUS Report with FINRA.

KeyBanc
Capital Markets

KeyBanc Capital Markets Inc. Exemption Report

KeyBanc Capital Markets Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. {240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. {240.15c33 under the following provisions of 17 C.F.R. {240.15c3-3 (k): [(2)(ii)];

a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. {240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

February 23, 2018

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

We have reviewed management's statements, included in the accompanying KeyBanc Capital Markets Inc. Exemption Report, in which (1) KeyBanc Capital Markets Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017, without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030177 FINRA Dec 2017
KeyBanc Capital Markets Inc.
127 Public Square
Cleveland OH 44114-1217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Neil Weinraub 216-689-4474

2. A.	General Assessment (item 2e from page 2)	$ 586,662
B.	Less payment made with SIPC-6 filed (exclude interest) July 2017 (Date Paid)	(242,002)
C.	Less prior overpayment applied	(35,301)
D.	Assessment balance due or (overpayment)	309,359
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 309,359

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $ 309,359

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

CAIN Brothers LLC #43078

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KeyBanc Capital Markets Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 20 day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 342,742,926
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	73,824,625
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	73,824,625
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	218,834
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,558,245
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 12,682,696	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	12,682,696
Total deductions	25,459,775
2d. SIPC Net Operating Revenues	$ 391,107,776
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 586,662
	(to page 1, line 2.A.)

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Ernst & Young LLP
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950 Main Avenue
Cleveland, OH 44113-7214

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Fax: +1 216 583 2013
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management of KeyBanc
Capital Markets Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of KeyBanc Capital Markets Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   There were no findings.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   There were no findings.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   There were no findings.

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5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

   There were no findings.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether KeyBanc Capital Markets Inc. schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2018